================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                         COMMISSION FILE NUMBER 1-815

                    INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                OF CONSOL INC.
                                 CONSOL PLAZA
                             1800 WASHINGTON ROAD
                        PITTSBURGH, PENNSYLVANIA 15241
                           (FULL TITLE OF THE PLAN)

                     E. I. DU PONT DE NEMOURS AND COMPANY
                              1007 MARKET STREET
                          WILMINGTON, DELAWARE 19898
           (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)

================================================================================

                                     INDEX


             INVESTMENT PLAN FOR SALARIED EMPLOYEES OF CONSOL INC.

            Index to Financial Statements and Additional Information


                                                                         Page(s)
                                                                         -------
Report of Independent Auditors.....................................         4

Financial Statements:

     Statements of Net Assets Available for
       Benefits at December 31, 1998 and 1997......................         5

     Statements of Changes in Net Assets Available
       for Benefits for the Year Ended December 31,
       1998 and 1997...............................................       6 - 15

     Notes to Financial Statements.................................      16 - 24

Additional Information:

     Schedule of Assets Held for Investment Purposes at
       December 31, 1998 (Schedule I)..............................      26 - 28

     Schedule of Loans in Default as of December 31, 1998
       (Schedule II)...............................................      29 - 30

     Schedule of Reportable Transactions for the
       Year Ended December 31, 1998 (Schedule III).................      31

     Consent of Independent Auditors...............................      32

                                   SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                              Investment Plan for Salaried Employees
                                        of CONSOL INC.
                                        (Name of Plan)

                              Date: June 23, 1999


                              /s/ Karen L. Zemba
                              -----------------------
                                  Karen L. Zemba
                               Vice President & Treasurer
                                     CONSOL Inc.

                        Report of Independent Auditors


To the Investment Plan Committee
CONSOL Inc.

We have audited the accompanying statements of net assets available for benefits of the Investment Plan for Salaried Employees of CONSOL Inc. as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, schedule of loans in default as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                              /s/ Ernst & Young LLP
                              -----------------------
                              Ernst & Young LLP

Pittsburgh, Pennsylvania
May 19, 1999

             Investment Plan for Salaried Employees of CONSOL Inc.

                Statements of Net Assets Available for Benefits

                            (Dollars in Thousands)

                                                                                          December 31
                                                                                    1998            1997
                                                                            --------------------------------------
Investment at contract value:
 Stable Value Fund                                                                   $  547,742         $  566,689
Investments at fair value:
 Fidelity Magellan Fund                                                                  53,485             43,507
 Barclays 3-Way Fund                                                                     24,244             19,219
 E.I. DuPont de Nemours & Company Common Stock,
  6,541,774 shares                                                                      348,109            369,819
 Merrill Lynch Global Holdings Fund CL A                                                  1,955              3,508
 Templeton Growth Fund                                                                      648                806
 Chrysler Stock                                                                               -                362
 Merrill Lynch Capital Fund CL A                                                          7,219              7,980
 Merrill Lynch Basic Value Fund CL A                                                     13,239             13,056
 Daimler Chrysler Common Stock                                                              517                  -
 Aggressive Asset Allocation Portfolio                                                    1,222                482
 Conservative Asset Allocation Portfolio                                                    211                811
 Moderate Asset Allocation Portfolio                                                        744                412
 Fidelity Low Priced Stock Fund                                                           2,661              3,100
 Franklin Small Cap Growth Fund CL 1                                                      2,319              2,661
 Janus Enterprise Fund                                                                      503                 77
 Janus Mercury Fund                                                                       4,076                292
 Hotchkis & Wiley International Fund                                                      1,011                895
 Merrill Lynch Small Cap Index Trust                                                        734              1,278
 Merrill Lynch International Index Trust                                                    695                136
 MFS Total Return Fund                                                                      157                 46
 AIM Value Fund                                                                           1,428                606
 Fidelity Growth & Income Fund                                                            6,099              1,759
 Merrill Lynch Growth Fund CL A                                                           2,679              4,546
 AIM Equity Constellation Fund CL A                                                         903                565
 Franklin Balance Sheet                                                                     672                961
 Templeton Foreign Fund                                                                     989                662
 Fidelity Fund                                                                            2,523                412
 Fidelity Equity Income Fund                                                              1,047                585
 Franklin Custodian Fund Inc.                                                               260                299
 MFS Research Fund                                                                        1,038                481
 Merrill Lynch Large Company Stock Index Fund                                            20,574             17,547
                                                                            --------------------------------------
Total investments                                                                     1,049,703          1,063,559
Participant loans receivable                                                             21,111             22,371
Employer and employee contributions receivable                                            3,966              3,478
Net assets available for benefits                                                    $1,074,780         $1,089,408
                                                                            ======================================

See accompanying notes.

             Investment Plan for Salaried Employees of CONSOL Inc.

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year ended December 31, 1998

                             (Dollars in Thousands)

                                                                           E.I. DuPont
                                                Fidelity                    de Nemours     Merrill Lynch
                                     Stable     Magellan    Barclays 3-     Company &     Global Holdings    Templeton   Chryster
                                   Value Fund     Fund       Way Fund      Common Stock      Fund CL A      Growth Fund    Stock
                                 -------------------------------------------------------------------------------------------------
Contributions:
 Employer contributions             $  5,158   $    590     $    205        $   4,530        $    42        $  12       $    -
 Employee contributions                8,421      1,138          418            8,049             84           29            -
 Rollover contributions                6,601         65          210              809              -           17            -
                                 ------------------------------------------------------------------------------------------------
Total contributions                   20,180      1,793          833           13,388            126           58            -
Investment income (dividends and
 interest)                            40,803      2,531            4            8,317            279           84           16
Net realized and unrealized
 appreciation
 (depreciation) in fair value
  of investments                           -     11,497        5,151          (39,504)           225         (103)        (238)
                                 ------------------------------------------------------------------------------------------------
Total income (loss)                   60,983     15,821        5,988          (17,799)           630           39         (222)

Benefits paid to participants        (75,080)    (1,831)        (822)         (15,952)          (402)          (4)         (56)
Loan issues                           (4,884)      (331)        (195)          (2,685)           (51)         (15)           -
Loan repayments                        3,949        440          166            3,621             19            5            -
Loan interest                            796         77           29              779              4            1            -
Interfund transfers                   (5,541)    (4,767)        (133)           8,584         (1,704)        (184)         (16)
Transfers to/from the Plan               830        569           (8)           1,742            (49)           -          (68)
                                 ------------------------------------------------------------------------------------------------
Total deductions                     (79,930)    (5,843)        (963)          (3,911)        (2,183)        (197)        (140)
                                 ------------------------------------------------------------------------------------------------

Net additions (deductions)           (18,947)     9,978        5,025          (21,710)        (1,553)        (158)        (362)
Net assets available for
 benefits at  beginning of year      566,689     43,507       19,219          369,819          3,508          806          362
                                 ------------------------------------------------------------------------------------------------
Net assets available for
 benefits at end of year            $547,742   $ 53,485     $ 24,244        $ 348,109        $ 1,955        $ 648       $    -
                                 ================================================================================================

See accompanying notes.

Statement of Changes in Net Assets Available for Benefits, with Fund Information
                                  (continued)

                                                  Merrill                    Aggressive   Conservative   Moderate
                                  Merrill Lynch    Lynch        Daimler        Asset          Asset        Asset     Fidelity Low
                                  Capital Fund   Basic Value    Chrysler     Allocation     Allocation   Allocation  Priced Stock
                                      CL A        Fund CL A   Common Stock   Portfolio      Portfolio    Portfolio       Fund
                                  -----------------------------------------------------------------------------------------------
Contributions:
 Employer contributions             $   105         $   153        $  -        $   33          $   8        $ 17       $   31
 Employee contributions                 222             305           -            70             11          46           64
 Rollover contributions                  37               2           -            30              -          44           32
                                  -----------------------------------------------------------------------------------------------
Total contributions                     364             460           -           133             19         107          127
Investment income (dividends
 and interest)                          504           1,090           -             4              1           1          239
Net realized and unrealized
 appreciation (depreciation)
 in fair value of investments           (95)            334         468           127             42          60         (174)
                                  -----------------------------------------------------------------------------------------------
Total income (loss)                     773           1,884         468           264             62         168          192

Benefits paid to participants          (390)           (612)        (19)          (14)           (11)         (5)        (114)
Loan issues                             (45)            (85)          -           (31)             -         (15)          (3)
Loan repayments                          41             110           -            40              4          13           27
Loan interest                             8              17           -             5              -           3            5
Interfund transfers                  (1,033)         (1,237)          -           476           (655)        168         (546)
Transfers to/from the Plan             (115)            106          68             -              -           -            -
                                  -----------------------------------------------------------------------------------------------
Total deductions                     (1,534)         (1,701)         49           476           (662)        164         (631)
                                  -----------------------------------------------------------------------------------------------

Net additions (deductions)             (761)            183         517           740           (600)        332         (439)
Net assets available for
 benefits at beginning of year        7,980          13,056           -           482            811         412        3,100
                                  -----------------------------------------------------------------------------------------------
Net assets available for
 benefits at end of year            $ 7,219         $13,239        $517        $1,222          $ 211        $744       $2,661
                                  ===============================================================================================

See accompanying notes.

Statement of Changes in Net Assets Available for Benefits, with Fund Information
                                  (continued)

                                  Franklin                             Hotchkis &
                                  Cap Small      Janus       Janus       Wiley        Merrill Lynch   Merrill Lynch
                                 Growth Fund   Enterprise   Mercury   International     Small Cap     International    MFS Total
                                    CL 1         Fund        Fund         Fund         Index Trust     Index Trust    Return Fund
                                 ------------------------------------------------------------------------------------------------
Contributions:
 Employer contributions            $   51        $  5       $   27      $   14           $   14           $  5           $  1
 Employee contributions                88          11           38          22               23             13              2
 Rollover contributions                43          88            -           -                -             88              -
                                 ------------------------------------------------------------------------------------------------
Total contributions                   182         104           65          36               37            106              3
Investment income (dividends
 and interest)                         33          50          311          42                -              -             24
Net realized and unrealized
appreciation (depreciation) in
 fair value of investments            (52)         40          596         (52)             (26)            77            (12)
                                 ------------------------------------------------------------------------------------------------
Total income (loss)                   163         194          972          26               11            183             15

Benefits paid to participants         (75)         (1)         (45)        (76)            (149)           (17)           (19)
Loan issues                            (8)         (1)          (5)          -              (13)            (1)             -
Loan repayments                        32           2           29          29               15              3              -
Loan interest                           7           1            6           1                3              -              -
Interfund transfers                  (415)        215        2,820         182             (421)           386            115
Transfers to/from the Plan            (46)         16            7         (46)              10              5              -
                                 ------------------------------------------------------------------------------------------------
Total deductions                     (505)        232        2,812          90             (555)           376             96
                                 ------------------------------------------------------------------------------------------------

Net additions (deductions)           (342)        426        3,784         116             (544)           559            111
Net assets available for
 benefits at beginning of year      2,661          77          292         895            1,278            136             46
                                 ------------------------------------------------------------------------------------------------
Net assets available for
 benefits at end of year           $2,319        $503       $4,076      $1,011           $  734           $695           $157
                                 ================================================================================================

See accompanying notes.

Statement of Changes in Net Assets Available for Benefits, with Fund Information
                                  (continued)

                                                                 Merrill
                                                  Fidelity        Lynch         AIM Equity      Franklin
                                    AIM Value     Growth &      Growth Fund    Constellation     Balance    Templeton     Fidelity
                                      Fund       Income Fund       CL A          Fund CL A        Sheet    Foreign Fund     Fund
                                 --------------------------------------------------------------------------------------------------
Contributions:

 Employer contributions             $   25         $   52        $    52            $ 22          $  19       $  14     $   17
 Employee contributions                 44            131             91              46             37          23         39
 Rollover contributions                 27             35              -               -             35          70          -
                                 --------------------------------------------------------------------------------------------------
Total contributions                     96            218            143              68             91         107         56
Investment income (dividends
 and interest)                          91            323             59              23             37         100        149
Net realized and unrealized
 appreciation (depreciation)
 in fair value of investments          187            673           (941)            105            (10)       (166)       236
                                 --------------------------------------------------------------------------------------------------
Total income (loss)                    374          1,214           (739)            196            118          41        441

Benefits paid to participants          (23)          (197)          (116)            (27)           (18)        (28)       (90)
Loan issues                             (3)           (16)           (29)             (6)           (10)         (1)        (1)
Loan repayments                         16             28             25               8              6           4         12
Loan interest                            3              5              6               3              2           -          3
Interfund transfers                    438          3,248         (1,007)            150           (387)        295      1,746
Transfers to/from the Plan              17             58             (7)             14              -          16          -
                                 --------------------------------------------------------------------------------------------------
Total deductions                       448          3,126         (1,128)            142           (407)        286      1,670
                                 --------------------------------------------------------------------------------------------------

Net additions (deductions)             822          4,340         (1,867)            338           (289)        327      2,111
Net assets available for
 benefits at beginning of year         606          1,759          4,546             565            961         662        412
                                 --------------------------------------------------------------------------------------------------
Net assets available for
 benefits at end of year            $1,428         $6,099        $ 2,679            $903          $ 672       $ 989     $2,523
                                 ==================================================================================================

See accompanying notes.

Statement of Changes in Net Assets Available for Benefits, with Fund Information
                                  (continued)

                                                                           Merrill Lynch
                                       Fidelity      Franklin      MFS     Large Company                    Employer
                                        Equity       Custodian   Research   Stock Index                   Contribution
                                     Income Fund     Fund Inc.     Fund        Fund         Loan Fund     Receivables    Totals
                                    ------------------------------------------------------------------------------------------------
Contributions:

 Employer contributions               $   18         $   6      $   15     $   236          $     -       $  (23)       $   11,454
 Employee contributions                   37             5          27         445                -           69            20,048
 Rollover contributions                    -             -          63         205                -            -             8,501
                                    -----------------------------------------------------------------------------------------------
Total contributions                       55            11         105         886                -           46            40,003
Investment income (dividends
 and interest)                            59             5          39           4            2,330           68            57,620
Net realized and unrealized
 appreciation (depreciation)
 in fair value of investments             45            45         106       4,707                -            -           (16,652)
                                    -----------------------------------------------------------------------------------------------
Total income (loss)                      159            61         250       5,597            2,330          114            80,971

Benefits paid to participants            (26)           (3)        (28)       (861)          (1,574)           -           (98,685)
Loan issues                               (2)            -          (6)        (89)           8,531            -                 -
Loan repayments                            8             7           9         133           (8,769)         (32)                -
Loan interest                              2             2           2          23           (1,778)         (15)                -
Interfund transfers                      307          (106)        371      (1,770)               -          421                 -
Transfers to/from the Plan                14             -         (41)         (6)               -            -             3,086
                                    -----------------------------------------------------------------------------------------------
Total deductions                         303          (100)        307      (2,570)          (3,590)         374           (95,599)
                                    -----------------------------------------------------------------------------------------------

Net additions (deductions)               462           (39)        557       3,027           (1,260)         488           (14,628)
Net assets available for
 benefits at beginning of year           585           299         481      17,547           22,371        3,478         1,089,408
                                    -----------------------------------------------------------------------------------------------
Net assets available for
 benefits at end of year              $1,047         $ 260      $1,038     $20,574          $21,111       $3,966        $1,074,780
                                    ===============================================================================================

See accompanying notes.

             Investment Plan for Salaried Employees of CONSOL Inc.
Statement of Changes in Net Assets Available for Benefits, with Fund Information

                         Year ended December 31, 1997
                            (Dollars in Thousands)

                                                                      E.I. DuPont                     Merrill Lynch
                                    Stable   Fidelity                  deNemours       Merrill Lynch      Global      Templeton
                                    Value    Magellan    Barclays   Company & Common    Equity Index     Holdings      Growth
                                     Fund      Fund     3-Way Fund       Stock        Trust Fund CL A   Fund CL A       Fund
                                  ----------------------------------------------------------------------------------------------
Contributions:
 Employer contributions          $   6,186   $   661    $   225        $  3,771        $     127      $      96     $     3
 Employee contributions              9,961     1,242        424           6,362              221            169          11
 Rollover contributions              5,802       123         83             825              131              6           -
                                  ----------------------------------------------------------------------------------------------
Total contributions                 21,949     2,026        732          10,958              479            271          14
Investment income (dividends
 and interest)                      45,463     2,956          2           6,852                1            419         113
Net realized and unrealized
 appreciation (depreciation) in
 fair value of investments               -     6,835      3,843          65,693            2,498             41        (123)
                                  ----------------------------------------------------------------------------------------------
Total income (loss)                 67,412    11,817      4,577          83,503            2,978            731           4

Benefits paid to participants      (79,684)   (3,425)      (580)        (14,623)            (945)          (262)        (48)
Loan issues                         (6,582)     (608)      (171)         (2,724)             (23)           (95)         (6)
Loan repayments                      4,660       377        137           3,119               72             37           4
Loan interest                          959        87         30             667               16              9           -
Interfund transfers                (71,127)   (4,812)    (2,240)         50,500          (13,034)        (2,184)        852
Transfers to/from the Plan            (101)        -          -             200                -              -           -
                                  ----------------------------------------------------------------------------------------------
Total deductions                  (151,875)   (8,381)    (2,824)         37,139          (13,914)        (2,495)        802
                                  ----------------------------------------------------------------------------------------------

Net additions (deductions)         (84,463)    3,436      1,753         120,642          (10,936)        (1,764)        806
Net assets available for
 benefits at beginning of year     651,152    40,071     17,466         249,177           10,936          5,272           -
                                  ----------------------------------------------------------------------------------------------
Net assets available for
 benefits at end of year         $ 566,689   $43,507    $19,219        $369,819        $       -      $   3,508     $   806
                                  ==============================================================================================

See accompanying notes.

Statement of Changes in Net Assets Available for Benefits, with Fund Information
                                  (continued)

                                                                           Aggressive    Conservative   Moderate     Fidelity
                                   Merrill Lynch   Merrill Lynch              Asset          Asset       Asset         Low
                                   Capital Fund     Basic Value   Chrysler  Allocation    Allocation    Allocation  Priced Stock
                                       CL A          Fund CL A     Stock    Portfolio      Portfolio    Portfolio      Fund
                                   ---------------------------------------------------------------------------------------------
Contributions:
 Employer contributions               $  127       $   172         $    -     $    2       $    1         $  2        $    7
 Employee contributions                  228           328              -          3            1            6            13
 Rollover contributions                   41           193              -          -            9           37             -
                                   ---------------------------------------------------------------------------------------------
Total contributions                      396           693              -          5           11           45            20
Investment income (dividends and
 interest)                               681         1,025             18          -            -            -           135
Net realized and unrealized
  appreciation (depreciation) in
                                  ---------------------------------------------------------------------------------------------
  fair value of investments              720         1,672             18         14           14            5            17
                                  ---------------------------------------------------------------------------------------------
Total income (loss)                    1,797         3,390             36         19           25           50           172

Benefits paid to participants           (175)         (457)           (26)         -          (43)           -           (70)
Loan issues                              (55)          (46)             -          -           (4)           -            (5)
Loan repayments                           68           136              -          2            -            1             3
Loan interest                             13            23              -          -            -            -             1
Interfund transfers                      920         4,018            (17)       461          833          361         2,999
Transfers to/from the Plan                 -             -              -          -            -            -             -
                                   ---------------------------------------------------------------------------------------------
Total deductions                         771         3,674            (43)       463          786          362         2,928
                                   ---------------------------------------------------------------------------------------------

Net additions (deductions)             2,568         7,064             (7)       482          811          412         3,100
Net assets available for benefits
at beginning of year                   5,412         5,992            369          -            -                          -
                                   ---------------------------------------------------------------------------------------------
Net assets available for benefits
 end of year                          $7,980       $13,056         $  362     $  482       $  811         $412        $3,100
                                   =============================================================================================

See accompanying notes.

Statement of Changes in Net Assets Available for Benefits, with Fund Information
                                  (continued)

                                                Franklin                        Hotchkis &      Merrill
                                               Small Cap     Janus     Janus       Wiley      Lynch Small  Merrill Lynch  MFS Total
                                                Growth    Enterprise  Mercury  International   Cap Index   International    Return
                                               Fund CL 1     Fund       Fund        Fund         Trust         Trust         Fund
                                               ------------------------------------------------------------------------------------
Contributions:
 Employer contributions                          $   11      $    -     $   1      $    2       $    4         $    1        $   -
 Employee contributions                              21           1         1           3            8              2            -
 Rollover contributions                              19           -         -           -            9              -            1
                                               ------------------------------------------------------------------------------------
Total contributions                                  51           1         2           5           21              3            1
Investment income (dividends and interest)          109           5        31          15            -              -            1
Net realized and unrealized appreciation
 (depreciation) in fair value of investments       (142)          6       (40)        (58)          20             (4)           -
                                               ------------------------------------------------------------------------------------
Total income (loss)                                  18          12        (7)        (38)          41             (1)           2

Benefits paid to participants                       (85)          -        (2)        (48)          (3)           (86)           -
Loan issues                                           -          (5)       (2)          -           (3)            (1)           -
Loan repayments                                      10           2         3           7            6              1            -
Loan interest                                         2           -         1           -            1              -            -
Interfund transfers                               2,716          68       299         974        1,236            223           44
Transfers to/from the Plan                            -           -         -           -            -              -            -
                                               ------------------------------------------------------------------------------------
Total deductions                                  2,643          65       299         933        1,237            137           44
                                               ------------------------------------------------------------------------------------

Net additions (deductions)                        2,661          77       292         895        1,278            136           46
Net assets available for benefits at
 beginning of year                                    -           -         -           -            -              -            -
                                               ------------------------------------------------------------------------------------
Net assets available for benefits at
 end of year                                     $2,661      $   77     $ 292      $  895       $1,278         $  136        $  46
                                               ====================================================================================

See accompanying notes.

Statement of Changes in Net Assets Available for Benefits, with Fund Information
                                  (continued)

                                                           Fidelity      Merrill
                                                           Growth &       Lynch    AIM Equity    Franklin    Templeton
                                               AIM Value    Income       Growth   Constellation   Balance     Foreign    Fidelity
                                                 Fund        Fund      Fund CL A   Fund CL A      Sheet       Fund       Fund
                                               ------------------------------------------------------------------------------------
Contributions:
 Employer contributions                         $   2        $    4     $   21        $   3        $   6      $   3      $   1
 Employee contributions                             2            11         26            6           10          6          3
 Rollover contributions                             -             -          2            -            -          -          -
                                               ------------------------------------------------------------------------------------
Total contributions                                 4            15         49            9           16          9          4
Investment income (dividends and                   58            43        340           41           55         51         21
 interest)
Net realized and unrealized appreciation
 (depreciation) in fair value of investments      (55)           60       (323)         (70)         (14)       (81)        (2)
                                               ------------------------------------------------------------------------------------
Total income (loss)                                 7           118         66          (20)          57        (21)        23

Benefits paid to participants                     (36)         (104)      (225)           -           (3)       (48)         -
Loan issues                                         -             -         (6)           -           (3)         -         (1)
Loan repayments                                     4             2         13            5            1          1          1
Loan interest                                       -             -          4            -            -          -          -
Interfund transfers                               631         1,743      4,694          580          909        730        389
Transfers to/from the Plan                          -             -          -            -            -          -          -
                                               ------------------------------------------------------------------------------------
Total deductions                                  599         1,641      4,480          585          904        683        389
                                               ------------------------------------------------------------------------------------

Net additions (deductions)                        606         1,759      4,546          565          961        662        412
Net assets available for benefit
 at beginning of year                               -             -          -            -            -          -          -
                                               ------------------------------------------------------------------------------------
Net assets available for benefits at
 end of year                                    $ 606        $1,759     $4,546        $ 565        $ 961      $ 662      $ 412
                                               ====================================================================================

See accompanying notes.

Statement of Changes in Net Assets Available for Benefits, with Fund Information
                                  (continued)

                                                                                  Merrill Lynch
                                               Fidelity                              Large                Employer and
                                                Equity     Franklin       MFS       Company                 Employee
                                                Income    Custodian     Research  Stock Index             Contributions
                                                 Fund     Fund Inc.       Fund       Fund      Loan Fund   Receivables     Totals
                                               ------------------------------------------------------------------------------------
Contributions:
 Employer contributions                          $   2     $   2         $   2     $   125         $     -     $    16  $   11,586
 Employee contributions                              5         1             4         225               -          (7)     19,297
 Rollover contributions                              -         -             -         102               -           -       7,383
                                               ------------------------------------------------------------------------------------
Total contributions                                  7         3             6         452               -           9      38,266
Investment income (dividends and interest)          20         6            22           1           1,829          98      60,411
Net realized and unrealized appreciation
 (depreciation) in fair value of investments        19         4           (13)      1,631               -           -      82,185
                                               ------------------------------------------------------------------------------------
Total income (loss)                                 46        13            15       2,084           1,829         107     180,862

Benefits paid to participants                       (1)        -           (35)       (687)         (1,372)          -    (103,073)
Loan issues                                          -         -             -         (39)         10,379           -           -
Loan repayments                                      -         1             7          81          (8,793)         32           -
Loan interest                                        -         1             -          15          (1,829)          -           -
Interfund transfers                                540       284           494      16,093               -        (177)          -
Transfers to/from the Plan                           -         -             -           -               -           -          99
                                               ------------------------------------------------------------------------------------
Total deductions                                   539       286           466      15,463          (1,615)       (145)   (102,974)
                                               ------------------------------------------------------------------------------------

Net additions (deductions)                         585       299           481      17,547             214         (38)     77,888
Net assets available for benefits at
 beginning of year                                   -         -             -           -          22,157       3,516   1,011,520
                                               ------------------------------------------------------------------------------------
Net assets available for benefits at
 end of year                                     $ 585     $ 299         $ 481     $17,547         $22,371     $ 3,478  $1,089,408
                                               ====================================================================================

See accompanying notes.

             Investment Plan for Salaried Employees of CONSOL Inc.

                         Notes to Financial Statements

                               December 31, 1998

                             (Dollars in Thousands)

1. Description of the Plan

The following description of the Investment Plan for Salaried Employees of CONSOL Inc. (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established in 1953. Salaried, operations and maintenance and, in certain circumstances, production and maintenance employees of CONSOL Inc. (CONSOL) and participating employers are eligible to participate in the Plan on the first of the month following regular full-time employment. In addition, temporary employees are eligible to participate in the Plan upon completion of a period of 12 consecutive months, commencing upon their employment date or anniversary date thereof, during which the employee completes 1,000 or more hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year participants may, with certain restrictions, contribute up to 19% of monthly base pay to the Plan exclusive of supplemental make-up deposits. CONSOL and participating employers match these contributions, dollar for dollar, up to 6% of base pay (as defined by the Plan). Contributions may be made with before-tax or after-tax dollars. In addition, subject to certain limitations, a participant is allowed to make lump-sum savings deposits in cash to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

            Investment Plan for Salaried Employees of CONSOL Inc.

1. Description of the Plan (continued)

Vesting

Plan participants generally become vested upon completion of five years of participation in the Plan or five cumulative years of service.

Participant Loans

Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Participants who retire from active service may elect to withdraw their entire account in a lump-sum, to defer withdrawal until April 1 of the calendar year following the year in which the participant attains age 70 1/2, or to elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the employee's actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of an employee's retirement, death, termination, attainment of age 59 1/2 or defined hardship.

Plan Termination

Although it has not expressed any intent to do so, CONSOL has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

For financial reporting purposes, the assets of the Plan are reflected on the accrual basis of accounting. The underlying assets of the Stable Value Fund consist primarily of guaranteed

            Investment Plan for Salaried Employees of CONSOL Inc.

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

investment contracts (GIC), separate account portfolios (SAP), and synthetic guaranteed investment contracts (SYN) and are fully benefit responsive. The Stable Value Fund is stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances and is provided by the plan's trustee. The contract value of the investment contracts approximates market value. Investments in common stock and mutual funds are stated at fair value based on publicly quoted market prices. Investments in the Merrill Lynch Small Cap Index Trust Fund, Merrill Lynch International Index Trust, Merrill Lynch Large Company Stock Index Fund, Barclays 3-Way Fund, and Aggressive Asset Allocation, Conservative Asset Allocation and Moderate Asset Allocation Portfolios are stated at the fair value of all underlying assets as reported by the applicable custodian.

The unit value or price of all investments reflect the dollar amount at which participants' accounts are valued at the end of the period reported.

Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of the E.I. DuPont de Nemours & Company Common Stock are based on average cost of the securities sold and are recognized on the trade date. Brokerage commissions and Securities and Exchange Commission fees in connection with the purchase and sale of E.I. DuPont de Nemours & Company Common Stock and the sale of Daimler Chrysler Common Stock are added to the cost thereof or deducted from the sales proceeds derived therefrom.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

            Investment Plan for Salaried Employees of CONSOL Inc.

3. Investments

The Stable Value Fund is jointly owned by the Plan and the Thrift Plan for Employees of Conoco Inc. Conoco Inc. is a wholly owned subsidiary of DuPont. The balance of all investment contracts is allocated to the two plans by Merrill Lynch based on the relationship of the Plan's Stable Value Fund participant balances to total Stable Value Fund participant balances. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided. The investment contracts and short-term investments of the Plan's interest in the Stable Value Fund consist of the following:

                                                                                    December 31
                              Description                                       1998              1997
-----------------------------------------------------------------------------------------------------------
Peoples Security Life--6.75%, 12/31/1999                                           $ 29,869       $       -
CDC Investment Mgmt. Corp.--6.95%, 10/01/2002                                        27,900          25,966
Deutsche Bank--6.73%, 12/30/2025                                                     35,177          32,827
Aetna Life Insurance Company--7.05%, 12/31/2025                                      39,879          36,947
Aetna Life Insurance Company--9.32%, 6/01/1999                                        4,752          12,980
Aetna Life Insurance Company--9.89%, 6/01/2000                                       11,459          17,299
Bankers Trust--5.93%, 12/31/1999                                                     32,999          31,007
Metropolitan Life Ins. Co.--7.36%, 1/01/2000                                         31,597          66,382
New York Life Insurance Company--9.11%, 6/01/1999                                     4,691          12,838
New York Life Insurance Company--9.71%, 6/01/1999                                     4,941          13,447
Principal Mutual Life Insurance Company--9.10%, 6/01/1999                             4,539          12,423
Principal Mutual Life Insurance Company--9.50%, 6/01/1998                                 -           6,863
Prudential Insurance Company of America--8.55%, 7/01/2001                            83,448          84,672
Prudential Insurance Company of America--9.66%, 6/01/1998                                 -           6,954
Prudential Insurance Company of America--9.96%, 6/01/1998                                 -           7,132
Bankers Trust--7.68%, 12/31/2025                                                     26,172          24,169
The Travelers Insurance Companies--9.66%, 6/01/2000                                  10,790          16,323
Citibank--7.42%, 8/31/2001                                                           14,100          15,341
Union Bank of Switzerland--6.85%, 1/01/2025                                          44,207          41,183
J.P. Morgan--6.02%, 12/31/2002                                                       37,195          34,959
Capital Holding Corp.--7.07%, 1/01/2004                                              44,442          41,314
Deutsche Bank--7.03%, 12/31/2025                                                     49,760          19,844
                                                                               ----------------------------
Total investment contracts                                                          537,917         560,870
Short-term investments (including Merrill Lynch Government Fund)                      9,825           5,819
                                                                               ----------------------------
Total investment in Stable Value Fund                                              $547,742       $ 566,689
                                                                               ============================

            Investment Plan for Salaried Employees of CONSOL Inc.

3. Investments (continued)

The aggregate crediting rates for all contracts as of December 31, 1998 and 1997 were 7.47% and 7.59%, respectively. The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. The average yield of the Stable Value Fund was approximately 7% in 1998 and 1997.

Synthetic guaranteed investment contracts are supported by wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events. The value of the wrapper contracts is approximately $312 at December 31, 1998.

Participants investing in the Stable Value Fund, Barclays 3-Way Fund, Merrill Lynch Large Company Stock Index Fund, Merrill Lynch Small Cap Index Trust, Merrill Lynch International Index Trust, and Aggressive Asset Allocation, Conservative Asset Allocation and Moderate Asset Allocation Portfolios are assigned units at the time of investment based on the net asset value per unit. The following tables present the number of units outstanding and related net asset value per unit at each month-end.

             Investment Plan for Salaried Employees if CONSOL Inc.

3. Investments (continued)

                                                                                            Merrill Lynch Large Company
                                 Stable Value Fund             Barclays 3-Way Fund               Stock Index Fund
                         -------------------------------------------------------------------------------------------------
                                Units          Unit            Units            Unit             Units           Unit
                             Outstanding      Value         Outstanding        Value          Outstanding        Value
                         -------------------------------------------------------------------------------------------------
January 31, 1998               5,129,410      $109.29           955,463       $20.45             266,346         $66.17
February 28, 1998              5,145,464       109.90           972,000        21.44             265,731          70.93
March 31, 1998                 5,303,101       110.58           981,239        22.24             277,199          74.56
April 30, 1998                 5,391,784       111.24         1,011,327        22.40             282,155          75.32
May 31, 1998                   5,347,940       111.93         1,009,522        22.31             275,916          74.02
June 30, 1998                  5,156,680       112.60           990,062        23.15             275,794          77.03
July 31, 1998                  4,889,182       113.29           967,675        22.93             268,185          76.20
August 31, 1998                4,779,465       113.99           978,800        20.72             259,128          65.17
September 30, 1998             4,724,808       114.66           969,667        21.91             258,030          69.34
October 31, 1998               4,749,112       115.36           969,775        23.20             245,426          74.99
November 30, 1998              4,727,151       116.04           949,487        24.37             246,140          79.52
December 31, 1998              4,692,309       116.73           951,525        25.48             244,412          84.18


                              Merrill Lynch Small Cap      Merrill Lynch International         Aggressive Asset Allocation
                                    Index Trust                Index Trust                           Portfolio
                         -------------------------------------------------------------------------------------------------
                                Units            Unit           Units           Unit             Units          Unit
                             Outstanding        Value        Outstanding       Value          Outstanding       Value
                         -------------------------------------------------------------------------------------------------
January 31, 1998                104,701       $10.88            14,517       $ 9.87              75,313         $10.67
February 28, 1998                94,819        11.69            15,996        10.42              80,029          11.27
March 31, 1998                   92,145        12.20            46,810        10.99             104,623          11.74
April 30, 1998                   95,902        12.27            53,029        11.14             132,973          11.84
May 31, 1998                     97,985        11.62            57,501        11.33             143,396          11.68
June 30, 1998                    83,680        11.61            59,269        11.46             166,898          11.91
July 31, 1998                    66,665        10.65            59,598        11.64             153,155          11.71
August 31, 1998                  69,616         8.62            57,905        10.10             132,424          10.29
September 30, 1998               69,520         9.29            60,073         9.79             117,889          10.64
October 31, 1998                 69,970         9.68            60,231        10.84             110,427          11.30
November 30, 1998                73,029        10.17            60,370        11.37             110,927          11.82
December 31, 1998                68,077        10.78            58,697        11.83              98,864          12.36

             Investment Plan for Salaried Employees of CONSOL Inc.

3. Investments (continued)

                                                  Conservative Asset Allocation      Moderate Asset Allocation
                                                            Portfolio
                                                -----------------------------------------------------------------
                                                       Units          Unit               Units          Unit
                                                    Outstanding       Value           Outstanding       Value
                                                -----------------------------------------------------------------
January 31, 1998                                       49,552        $10.60             34,545        $10.60
February 28, 1998                                      68,756         10.87             47,501         11.00
March 31, 1998                                         67,394         11.08             47,868         11.31
April 30, 1998                                         95,184         11.16             58,061         11.39
May 31, 1998                                           60,409         11.10             60,859         11.28
June 30, 1998                                          60,637         11.24             61,488         11.42
July 31, 1998                                          51,442         11.17             65,026         11.25
August 31, 1998                                        24,331         10.69             57,110         10.41
September 30, 1998                                     24,500         10.92             51,797         10.66
October 31, 1998                                       26,684         11.17             60,658         11.06
November 30, 1998                                      17,881         11.42             61,394         11.40
December 31, 1998                                      18,027         11.69             63,290         11.76

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 18, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code) and, therefore, the related trust is exempt from taxation under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The Plan was amended subsequent to the IRS determination letter. Therefore, the amendments are not covered by the determination letter. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

             Investment Plan for Salaried Employees of CONSOL Inc.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                         December 31
                                                                   1998                1997
                                                          ----------------------------------------
Net assets available for benefits per the financial
 statements                                                         $1,074,780          $1,089,408
Includes amounts allocated to withdrawing participants
 reported as asset reductions per the financial statements                  76                 119
                                                          ----------------------------------------
Total assets per the Form 5500                                      $1,074,856          $1,089,527
                                                          ========================================

Amounts payable to withdrawing participants are recorded on the Form 5500 as a liability for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, the amounts were deducted from the respective assets.

6. Year 2000 (Unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources have been utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor has substantially completed this phase of the project. Costs associated with modifying software and equipment were paid by the Plan Sponsor.

For the second phase of the project, plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they are year 2000 compliant.

             Investment Plan for Salaried Employees of CONSOL Inc.

7. Subsequent Event

On April 29, 1999 CONSOL Energy, Inc. underwent an initial public offering. In connection with the public offering, the Plan will offer CONSOL Energy, Inc. common stock as an investment option. Participants of the Plan will be able to transfer funds into the CONSOL Energy, Inc. common stock fund in June 1999 and may elect to have contributions allocated to this fund in July 1999. In addition, participants will no longer be able to purchase E.I. DuPont de Nemours & Company common stock.

                            Supplemental Schedules

                                                                      Schedule I

             Investment Plan for Salaried Employees of CONSOL Inc.

                          EIN 25-1671742  Plan No. 002

           Line 27a--Schedule of Assets Held for Investment Purposes

                               December 31, 1998

                             (Dollars in Thousands)

  Identity of Issue, Borrower                                         Number of
 Lessor or Similar Party            Description of Investment       Shares/Units         Cost          Current Value
-----------------------------------------------------------------------------------------------------------------------
E.I. DuPont de Nemours &
 Company*                        Common Stock                            6,541,774         $252,347            $348,109
                                                                                  =====================================

Merrill Lynch*                   Small Cap Index Trust                      68,077         $    733            $    734
                                 International Index Trust                  58,697              635                 695
                                 Global Holdings Fund CL A                 145,871            1,938               1,955
                                 Capital Fund CL A                         209,807            6,575               7,219
                                 Basic Value Fund CL A                     348,220           11,363              13,239
                                 Large Company Stock Index
                                 Fund                                      244,412           15,237              20,574
                                 Growth Fund CL A                          124,538            3,662               2,679
                                                                                  ------------------------------------
                                                                                           $ 40,143            $ 47,095
                                                                                  =====================================

Capital Holding Corp.            SYNGIC, 7.07%, 1/01/2004                                  $ 44,442            $ 44,442
Aetna Life Insurance Co.         GIC, 9.32%, 6/01/1999                                        4,752               4,752
                                 GIC, 9.89%, 6/01/2000                                       11,459              11,459
                                 GIC, 7.05%, 12/31/2025                                      39,879              39,879
Bankers' Trust                   SYNGIC, 7.68%, 12/31/2025                                   26,172              26,172
                                 SYNGIC, 5.93%, 12/31/1999                                   32,999              32,999
CDC Investment Mgmt. Corp.       SYNGIC, 6.95%, 10/01/2002                                   27,900              27,900
Deutsche Bank                    SYNGIC, 7.03%, 12/31/2025                                   49,760              49,760
                                 SYNGIC, 6.73%, 12/30/2025                                   35,177              35,177
Metropolitan Life Ins. Co.       SAGIC, 7.36%, 1/01/2000                                     31,597              31,597
New York Life Ins. Co.           GIC, 9.11%, 6/01/1999                                        4,691               4,691
New York Life Ins. Co.           GIC, 9.71%, 6/01/1999                                        4,941               4,941
Peoples Security Life Ins. Co.   GIC, 6.75%, 12/31/1999                                      29,869              29,869
Principal Mutual Life Ins. Co.   GIC, 9.10%, 6/01/1999                                        4,539               4,539
Prudential Insurance Co.
 of America                      GIC, 8.55%, 7/01/2001                                       83,448              83,448
The Travelers Ins. Co.           GIC, 9.66%, 6/01/2000                                       10,790              10,790
Citibank                         SYNGIC, 7.42%, 8/31/2001                                    14,100              14,100

                                                                      Schedule I

  Identity of Issue, Borrower                                                Number of                             Current
  Lessor  or Similar Party                Description of Investment          Shares/Units         Cost              Value
---------------------------------------------------------------------------------------------------------------------------
Union Bank of Switzerland                 SYNGIC, 6.85%, 1/01/2025                                 44,207            44,207
J.P. Morgan                               SYNGIC, 6.02%, 12/31/2002                                37,195            37,195
Short-term investments (including
 Merrill Lynch Government Fund)                                                                     9,825             9,825
                                                                                             ------------------------------
Total Stable Value Fund                                                                          $547,742          $547,742
                                                                                             ==============================

Aggressive Asset Allocation Portfolio                                             98,864         $  1,074          $  1,222
                                                                                             ==============================

Conservative Asset Allocation Portfolio                                           18,027         $    192          $    211
                                                                                             ==============================

Moderate Asset Allocation Portfolio                                               63,290         $    678          $    744
                                                                                             ==============================

Fidelity Investments                      Fidelity Fund                           68,756         $  2,288          $  2,523
                                          Equity Income Fund                      18,844            1,010             1,047
                                          Magellan Fund                          442,684           35,948            53,485
                                          Low Priced Stock Fund                  116,445            2,909             2,661
                                          Growth & Income Fund                   133,058            5,418             6,099
                                                                                                 $ 47,573          $ 65,815
                                                                                             ==============================

Daimler Chrysler                          Common Stock                             5,379         $     65          $    517
                                                                                             ==============================

BZW Global Investors                      Barclays 3-Way Fund                    951,525         $ 12,482          $ 24,244
                                                                                             ==============================

Franklin Value Investors Trust            Small Cap Growth Fund CL 1             102,747         $  2,423          $  2,319
                                          Balance Sheet                           21,273              735               672
                                          Custodian Fund Inc.                      8,255              228               260
                                                                                                 $  3,386          $  3,251
                                                                                             ==============================

Franklin Templeton                        Growth Fund                             39,588         $    818          $    648
                                          Foreign Fund                           117,893            1,205               989
                                                                                                 $  2,023          $  1,637
                                                                                             ==============================

Janus Investments                         Enterprise Fund                         13,882         $    455          $    503
                                          Mercury Fund                           169,043            3,588             4,076
                                                                                                 $  4,043          $  4,579
                                                                                             ==============================

Hotchkis and Wiley                        International Fund                      43,436         $  1,053          $  1,011
                                                                                             ==============================

                                                                      Schedule I

Identity of Issue, Borrower                                          Number of
Lessor or Similar Party              Description of Investment       Shares/Units     Cost               Current Value
------------------------------------------------------------------------------------------------------------------------
MFS Investment Management          Total Return Fund                    10,482        $           170    $           157
                                   Research Fund                        41,262                    952              1,038
                                                                                      $         1,122    $         1,195
                                                                                      ==================================

AIM                                Value Fund                           35,535        $         1,296    $         1,428
                                   Equity Constellation Fund
                                   CL A                                 29,593                    856                903
                                                                                      ----------------------------------
                                                                                      $         2,152    $         2,331
                                                                                      ==================================

Participant loans                  7.75%9%                                            $             0    $        21,111
                                                                                      ==================================

Total                                                                                 $       916,075    $     1,070,814
                                                                                      ==================================

*Indicates parties-in-interest.

                                                                     Schedule II


             Investment Plan for Salaried Employees of CONSOL Inc.

                         EIN 25-1671742  Plan No. 002

        Line 27b--Schedule of Loans in Default as of December 31, 1998


   (a)                   (b)           (c)            (d)          (e)        (f)      (g)       (h)           (i)        (j)
                                                                                  Description of Loan
                                                                           ------------------------------
                                                                 Unpaid
                        Original     Amount Received During    Balance at                          Loan
 Identity and           Amount of         Reporting Year         End of      Loan      Loan      Interest      Amount Overdue
                                    ------------------------                                                --------------------
Address of Obligor        Loan      Principal       Interest      Year     Began on   Payoff       Rate     Principal   Interest
--------------------------------------------------------------------------------------------------------------------------------
James Cornett           $   1,000   $     202       $     24   $      197    8/12/94    8/12/99      8.50   $      19   $      1
HC 84 Box 1290              1,314         241             55          589   10/25/95    1/24/00      8.25          23          4
Whitesburg, KY 41858        1,325         400             61          555   12/02/96   12/02/99      8.50          38          4
                            3,007         474            205        2,370    7/25/97    7/25/02      8.50          45         17

Larry Crouse                3,400           -              -            -   10/01/92    9/30/97      8.25           -          -
R.D.#5, Box 135             3,500         721            146        1,277    5/15/95    5/15/00      8.75          63          9
Cameron, WV 26033           4,000         769            204        2,132    3/14/96    3/14/01      8.00          67         14

Joseph Marchani            10,000       2,396            225        1,373    4/25/94    4/25/99      7.75         387         16
401 W. Brentwood Ave        5,000       1,087            246        2,082    7/19/95    7/19/00      8.50         176         29
Moundsville, WV 26041

Jerry Marlow                2,000         655             37          124   12/27/95   12/27/98      8.25          62        .85
306 Hootowl Hollow Lane     5,000           -              -            -   10/18/96   10/18/01      8.50           -          -
Jellico, TN 37762           2,000       1,244             63          118    5/08/97   11/16/98      8.50         118        .83
                            1,100           -              -            -    8/11/97    2/11/99      8.50           -          -

                                           (k)


                                        Action Taken
                                        on Overdue
                                        Loan Amounts
James Cornett                           *
HC 84 Box 1290                          *
Whitesburg, KY 41858                    *
                                        * * *

Larry Crouse                            * *
R.D.#5, Box 135                         * * * *
Cameron, WV 26033                       * * * *

Joseph Marchani                         * * * *
401 W. Brentwood Ave                    * * * *
Moundsville, WV 26041

Jerry Marlow                            * *
306 Hootowl Hollow Lane                 * *
Jellico, TN 37762                       * *
                                        * *

                                                                     Schedule II

          (a)                (b)            (c)           (d)           (e)          (f)        (g)        (h)
                                                                                      Description of Loan
                                                                                --------------------------------
                                                                      Unpaid
                          Original      Amount Received During      Balance at                            Loan
     Identity and        Amount of          Reporting Year            End of        Loan       Loan     Interest
                                        ----------------------
  Address of Obligor        Loan        Principal     Interest         Year       Began on    Payoff      Rate
----------------------------------------------------------------------------------------------------------------
Stanford Plaughter        3,000            131            5             666        12/04/95   12/01/97    8.25
R.R. 1, Box 263
Fairview, WV 26570

Ivan Rahn                50,000          4,013        3,426          38,109         8/02/95    2/02/05    8.50
1722 W. New Hope Rd.
Boonville, IN 47601

Stephen Scott            16,000          2,614          919          13,386         1/20/98    1/20/02    8.25
72 High Street
Cameron, WV 26033

John Terravecchia         4,812              -            -               -         9/14/93    9/13/95    7.75
295 Fourth Street         1,997              -            -               -         1/12/94    1/12/96    7.75
Brownsville, PA 15417     3,044              -            -               -         3/20/95    3/20/97    9.00

Albert Wolfe             12,000          2,496          165             950         2/17/94    2/17/99    7.75
Route 2, Box 232         40,000          2,656        2,799          34,459        10/30/96   10/31/06    8.50
Bland, VA 24315           3,000            490          188           2,137         2/10/97    2/10/02    8.50


                             (i)         (j)          (k)
                                                 Action Taken
                             Amount Overdue       on Overdue
                         ---------------------
                         Principal    Interest   Loan Amounts
-------------------------------------------------------------
Stanford Plaughter          269          3               *
R.R. 1, Box 263
Fairview, WV 26570

Ivan Rahn                   350        270            ****
1722 W. New Hope Rd.
Boonville, IN 47601

Stephen Scott               908        270            ****
72 High Street
Cameron, WV 26033

John Terravecchia           117          -             ***
295 Fourth Street         1,920        153             ***
Brownsville, PA 15417     3,044        294             ***

Albert Wolfe                239          3              **
Route 2, Box 232            255        241              **
Bland, VA 24315              47         14              **

* Repayment schedules have been established whereby monies are deducted from their biweekly or monthly compensation to fund loan payments that are in arrears.

** For plan year 1999, loans have been reclassified as withdrawal from the CONSOL Inc. Investment Plan.

*** No action was able to be taken on this loan because it was issued from the Before-Tax Account and the individual is younger than age 59 1/2. The obligor will continue to accrue unpaid interest (in addition to the loan principal and interest that is owed) until the earlier of the following events occur: he terminates employment and/or becomes age 59 1/2.

**** The loan payments have been made current since 12/31/98.

                                                                    Schedule III

             Investment Plan for Salaried Employees of CONSOL Inc.

                         EIN 25-1671742  Plan No. 002

                 Line 27d--Schedule of Reportable Transactions

                         Year ended December 31, 1998

                            (Dollars in Thousands)

                                                                                                        Current Value of
          Identity of                                             Purchase      Selling     Cost of         Asset on
         Party Involved                Description of Asset        Price         Price       Asset      Transaction Date
------------------------------------------------------------------------------------------------------------------------
Category 1--Individual Transactions in Excess of 5% of Plan Assets--Purchases
-----------------------------------------------------------------------------
Deutsche Bank                     SYNGIC, 7.03%                   $ 64,737     $      -    $ 64,737          $ 64,737

Category 3--Series Securities Transactions--Purchases
-----------------------------------------------------
Deutsche Bank                     SYNGIC, 7.03%                    638,122            -     638,122           638,122
Merrill Lynch                     E.I. DuPont de Nemours &
                                  Company Common Stock             122,670            -     122,670           122,670

Merrill Lynch                     Stable Value Fund
                                  money market account              69,849            -      69,849            69,849

Category 3--Series Securities Transactions--Sales
-------------------------------------------------
Merrill Lynch                     E.I. DuPont de Nemours &
                                  Company Common Stock                   -      101,691      75,812           101,691

Merrill Lynch                     Stable Value Fund
                                  money market account                   -       74,658      74,658            74,658

Note: All of the above transactions, except for those with the E.I. DuPont de Nemours & Company Common Stock, represent transactions for the Conoco, Inc. Thrift Plan and the Investment Plan for Salaried Employees of CONSOL, Inc. on a commingled basis.

There are no reportable transactions in categories 2 and 4.